

12060133

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 20 2012
REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WealthForge, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 East Franklin Street, Suite 118
(No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Onnie W. Carr 786-449-8307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meadows Urquhart Acree & Cook LLP
(Name – *if individual, state last, first, middle name*)

1802 Bayberry Court, Suite 102 (Address) Richmond (City) VA (State) 23226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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OATH OR AFFIRMATION

I, Onnie W. Carr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WealthForge, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Kelly Perez
COMMISSION # EE 073706
EXPIRES: MAR. 14, 2015
WWW.AARONNOTARY.com

K Perez

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WealthForge, LLC
(A Development Stage Company)

Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	9,818
Total assets	$	9,818
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	405
Total liabilities		405
Member's equity		9,413
Total liabilities and member's equity	$	9,818

See Notes to Statement of Financial Condition.

WealthForge, LLC
(A Development Stage Company)

Notes to Statement of Financial Condition

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of business: WealthForge, LLC (the Company) was formed under the laws of the state of Virginia as a single member limited liability company. Wealth Forge Holdings, Inc. was formed in February 2011 and acquired all of the interests in the company. The Company is considered to be a development stage enterprise since it has not yet launched its operations. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company aims to connect investors with entrepreneurs seeking investment capital through its website, www.wealthforgeonline.com.

The Company is governed by the Operating Agreement of WealthForge, LLC dated August 9, 2009 which states that the liability of the member of the Company is limited to the maximum extent permissible under the Act.

A summary of the Company's significant accounting policies is as follows:

Cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Such amounts are valued at cost, which approximates fair value.

Income taxes: The Company is a single member limited liability company and is not a tax paying entity for income tax purposes. Thus, no income tax expense has been recorded in the financial statements. The income or loss of the Company is passed through to the Parent and included in the computation of the Parent's taxable income.

Use of estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Customer security transactions: The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3) under paragraph k(2)(i).

Note 2—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distribution paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and required net capital of $9,413 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio at December 31, 2011 was 0.04 to 1.

Note 3—Subsequent Events

Subsequent events were evaluated through the date the financial statements were available to be issued which was February 27, 2012.

The Parent made a $15,000 capital contribution during February 2012.